UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the fiscal year ended December 31, 2023

Or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from                      to

Commission file number 000-54863

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Eaton Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Eaton Corporation plc
Eaton House
30 Pembroke Road
Dublin 4, Ireland
D04 Y0C2

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EATON SAVINGS PLAN

Date: June 18, 2024	By:	Retirement and Investment Committee

	By:	/s/ Adam Wadecki
Adam Wadecki
Senior Vice President and Controller
Eaton Corporation

EATON SAVINGS PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2023

INDEX

Page

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	12

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the Eaton Savings Plan
and the Retirement and Investment Committee of Eaton

Opinion on the Financial Statements

We have audited the accompanying Statement of Net Assets Available for Benefits of the Eaton Savings Plan (“Plan”) as of December 31, 2023 and 2022, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

We have served as the Plan’s auditor since 2005.

Cleveland, Ohio

June 18, 2024

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Eaton Savings Plan

	December 31
	2023	2022
ASSETS
Receivable - Employer contributions	$5,554,945	$4,932,661
Receivable - Employee contributions	6,171,583	5,265,869
Receivable - Interest	144,895	95,762
Receivable - Plan Merger	—	19,402,763
Notes receivable from participants	67,636,817	62,759,739

Total Receivables	79,508,240	92,456,794

Investments at Fair Value:
Plan interest in Eaton Savings Trust	6,893,249,199	5,532,647,992

Investments at Contract Value:
Plan interest in Eaton Savings Trust
Eaton Stable Value Fund	351,209,279	428,813,548

Total Investments	7,244,458,478	5,961,461,540

Net Assets Available for Benefits	$7,323,966,718	$6,053,918,334

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Eaton Savings Plan

	Year Ended December 31
	2023	2022
Additions to Net Assets Attributed to:
Contributions:
Employer	$160,075,953	$146,298,128
Employee	205,394,111	185,258,540
Rollover	41,418,890	36,686,537

Total Contributions	406,888,954	368,243,205

Investment Gain (Loss)
Investment gain (loss) from Eaton Savings Trust	1,538,629,425	(1,044,460,836)
Interest on notes receivable from participants	3,919,217	3,178,349

Total Investment Gain (Loss)	1,542,548,642	(1,041,282,487)

Deductions from Net Assets Attributed to:
Benefits paid to participants	680,475,410	680,850,849
Administrative expense	879,644	1,123,802

Total Deductions	681,355,054	681,974,651

Net Increase (Decrease)	1,268,082,542	(1,355,013,933)

Net Transfers from other plans	1,965,842	70,152,404

Net Assets Available for Benefits:
Beginning of Year	6,053,918,334	7,338,779,863

End of Year	$7,323,966,718	$6,053,918,334

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

1     Description of Plan

The following description of the Eaton Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document and summary plan description, which are available from the Company's Human Resources Department upon request, for a complete description of the Plan's provisions.

General:

Effective July 1, 1974, Eaton Corporation ("Company" or "Plan Sponsor") established the Plan. The Company is a subsidiary of Eaton Corporation plc ("Eaton"). The Plan was established to encourage eligible employees to make systematic savings through payroll deductions and to provide additional security at retirement. The Plan was amended and restated effective January 1, 2016. The four most recent amendments to the Plan were dated September 30, 2022, October 4, 2022, December 15, 2022, and December 21, 2023.

Eligibility for Participation:

An employee who is in the regular service of the Company in a class or group to which the Company has extended eligibility for membership in the Plan (other than a temporary employee who is hired for a specific, limited period of time or for the performance of a specific, limited assignment or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate on any date established in accordance with administrative procedure which follows the date an employee first completes an hour of service.

Contributions:

Employee Contributions - Employees may make a combination of before-tax, after-tax, and Roth contributions ranging from 1% to 50% of their compensation. Catch-up contributions (1% to 30%) are permitted in the Plan, allowing participants age 50 and older to defer an additional amount of their compensation as prescribed by the Internal Revenue Code. Effective January 1, 2017, newly hired employees are automatically enrolled in the Plan at a rate of 6% of eligible compensation. Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Employer Contributions (Matching) - Effective January 1, 2017, participants of the Plan receive a Company matching contribution of 50% of the first 6% of their deferred compensation.

Employer Contributions (Retirement) - Beginning April 1, 2013, the Plan provides that certain members shall be eligible for a non-elective Eaton Retirement Contribution of 4% of their eligible compensation.

Effective January 1, 2021, the Plan provides that certain members receive a Transitional Pay Contribution of 5% to 8% of eligible compensation for a period of 5 years ending December 31, 2025.

Effective June 1, 2021, and effective January 1, 2022, until December 31, 2022, certain employees of Mission Systems became eligible participants of the Plan and continued to receive the same provisions as they did under their prior plans.

Employee and Employer contributions are determined and recorded at the time compensation is paid.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan document.

1     Description of Plan, Continued

Participants' Accounts:

Each participant's account is credited with the participant's contributions, employer contributions, and an allocation of the Plan's earnings, and is charged with an allocation of applicable administrative expenses. Allocations, if any, are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Company Contribution Eligibility and Vesting:

All participants are 100% vested in elective deferrals, employer contributions (matching) for prior years, rollover contributions made to the Plan, and actual earnings thereon. Effective January 1, 2017, eligibility for current year employer contributions (matching) is subject to year-end eligibility requirements, as defined by the Plan.

Vesting in the employer contributions (retirement and transitional pay contribution) portion of a participant's account plus actual earnings thereon is based on years of continuous service. Participants are 100% vested after three years of service, attainment of age 65, termination for disability, or upon the death of the participant.

Notes Receivable from Participants:

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding certain employer contributions), reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence which may have a longer term. The loans are secured by the balance in the participant's account and bear interest at a rate based on the prime interest rate as determined by the Plan Administrator. Principal and interest are paid through payroll deduction for active employees. Terminated employees are permitted to make loan payments directly to the Plan’s recordkeeper. Loans are valued at unpaid principal plus accrued unpaid interest.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

Payment of Benefits:

Upon termination of service, retirement, death or total and permanent disability, a participant is eligible to receive a lump sum amount equal to the value of his or her account. A participant may choose to take partial withdrawals. Benefits are recorded when paid.

Investment Options:

Contributions may be invested in any of the fund options available under the Plan.

2     Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared on the accrual basis of accounting.

2     Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition:

The Plan's trustee is Fidelity Management Trust Company, and the Plan's investments, excluding notes receivable from participants, were invested in the Eaton Savings Trust ("Master Trust"), which was established for the investment of assets of the Plan and the Eaton Personal Investment Plan. The fair value of the Plan’s interest in the individual funds of the Master Trust is based on the value of the Plan’s interest in the fund as of January 1, 2002, plus actual contributions and allocated investment income (loss) less actual distributions.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Common/collective trust funds and separate accounts are valued at the redemption value of the units held at year-end. Participant transactions (purchases and sales) occur daily with no restrictions and there are no unfunded commitments. The common/collective trust and separate accounts have varying investment strategies ranging from mirroring specific market indexes, asset allocation strategies, and bond performance. However, in high volume liquidation demand periods, the Trustee may, at their discretion, delay liquidation requests so that it is in the best interest of all participants in the fund. The Eaton Stable Value Fund invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit- responsive investment contracts. Contract value is the relevant measure for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

Administrative costs, management fees and expenses of the Plan are paid by the Trustee from the Master Trust unless such costs, fees and expenses are paid by the Company. Participants pay the recordkeeping fees and administrative expenses with a flat quarterly fee deducted from their accounts. Certain transaction costs are paid by the participants. Certain investments in the Plan have revenue sharing agreements with the Trustee. Revenue credits are recorded in administrative expenses and allocated to participants who hold these investments.

Plan Termination:

The Company may amend, modify, suspend, or terminate the Plan. No amendment, modification, suspension, or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

2     Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Master Trust's investments, as listed in Footnote 4, have varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Subsequent events have been evaluated through the report date which is the date the financial statements were available to be issued.

3     Tax Status

On December 15, 2016, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended; however, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2023, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. No audits for any tax periods are in progress.

4     Investments

Fidelity Management Trust Company, Trustee and Recordkeeper of the Plan, holds the Plan's investment assets and executes investment transactions, and all investment assets of the Plan are pooled for investment purposes in the Master Trust.

The following table presents the assets of the Master Trust and the Plan's interest in each of the investments held by the Master Trust at December 31:

2023	Master Trust Balances	Plan's Interest in Master Trust Balances

Common collective trusts	$3,722,801,311	$3,606,150,452
Registered investment companies	1,437,570,636	1,404,776,100
Eaton ordinary shares	1,742,903,156	1,720,390,606
Guaranteed investment contracts	360,844,577	336,276,453
U.S. government securities	88,242,182	85,625,811
Interest bearing cash	73,154,889	70,949,836
Corporate debt instruments	15,559,410	15,098,075
Non interest bearing cash	7,129,235	6,917,854
Total investments	7,448,205,396	7,246,185,187
Receivables	6,150,462	5,920,501
Liabilities	(7,881,017)	(7,647,210)

Total	$7,446,474,841	$7,244,458,478

2022	Master Trust Balances	Plan's Interest in Master Trust Balances

Common collective trusts	$3,073,529,504	$2,970,957,716
Registered investment companies	1,235,704,974	1,206,452,009
Eaton ordinary shares	1,221,047,740	1,205,018,774
Guaranteed investment contracts	448,397,416	419,805,919
U.S. government securities	90,370,436	87,479,889
Interest bearing cash	52,935,345	51,486,960
Corporate debt instruments	19,338,834	18,720,271
Non interest bearing cash	511,312	494,957
Total investments	6,141,835,561	5,960,416,495
Receivables	3,768,156	3,614,265
Liabilities	(2,653,132)	(2,569,220)

Total	$6,142,950,585	$5,961,461,540

At December 31, 2023 and 2022, respectively, the Eaton Fixed Income Fund was comprised of U.S. government securities (76% and 79%), corporate debt instruments (13% and 17%), interest bearing and non interest bearing cash (11% and 2%), and other investments (0% and 2%).

4     Investments, Continued

Investment income and net appreciation or depreciation in the fair value of investments of the Master Trust are allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. The following table sets forth the investment income and net appreciation or depreciation in the fair value of investments of the Master Trust allocated to the participating plans for the years ended December 31:

	2023	2022

Interest and dividend income	$92,053,085	$101,931,255
Net appreciation (depreciation) in fair value	1,480,028,235	(1,174,226,390)

	$1,572,081,320	$(1,072,295,135)

5    Party-in-Interest Transactions

Party-in-interest transactions include the investments in the ordinary shares of Eaton and the investment funds of the Trustee and the payments of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions. In addition, the Plan has arrangements with various service providers and these arrangements qualify as party-in-interest transactions.

During 2023 and 2022, the Plan received $25,575,182 and $25,912,166 in ordinary share dividends from Eaton.

6    Benefit-Responsive Investment Fund

The Plan holds the Eaton Stable Value Fund, a fund co-managed by Insight Investment Management (Insight) and Pacific Investment Management Company LLC, that invests in benefit-responsive investment contracts. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The traditional guaranteed investment contract issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan and the synthetic contract issuers are contractually obligated to guarantee the payment of a specific interest rate to the Plan.

As described in Footnote 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Insight and Pacific Investment Management Company LLC, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed quarterly for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuers. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The issuer may terminate the contract for cause at any time.

7     Acquisitions and Divestitures of Businesses

On April 15, 2022, the Orchard Park Defined Contribution Plan, for Mission Systems employees primarily of the Orchard Park, NY location, was merged into the Plan.

Eaton acquired Tripp Lite on March 17, 2021. Effective as of the close of business on June 1, 2022, the Tripp Lite 401(k) Plan was merged into the Plan.

On January 5, 2022, Eaton acquired Royal Power Solutions. Effective as of the close of business on December 31, 2022, the Royal Die & Stamping Co., Inc. 401(k) Plan was merged into the Plan.

The following table presents the effects of the transactions on the net assets available for benefits as of December 31, 2022.

	Account Balances	Notes Receivable From Participants	Totals

Mission Systems (Orchard Park)[1]	$9,179,445	$—	$9,179,445
Tripp Lite[1]	40,708,487	542,001	41,250,488
Royal Power Solutions[2]	18,995,441	407,322	19,402,763

[1] Included in Net Transfers from other plans
[2] Included in Receivable - Plan Merger

8    Fair Value Measurements

In accordance with Accounting Standards Codification 820, the Master Trust financial instruments have been categorized, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

•Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

Registered investment companies (mutual funds), Company stock funds and bond funds: Valued at the net asset value ("NAV") of shares held by the Master Trust at year-end.

Common collective trusts: Valued at the net unit value of units held by the trust at year-end. The unit value is determined by dividing the total value of fund assets by the total number of units of the Fund owned.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8    Fair Value Measurements, Continued

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31, 2023. There are no investments which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Totals

Registered investment companies	$1,437,570,636	$—	$1,437,570,636
Common collective trusts	—	3,730,162,645	3,730,162,645
Company stock funds	—	1,785,676,693	1,785,676,693
Bond funds	—	116,196,482	116,196,482

Total investments at fair value	$1,437,570,636	$5,632,035,820	$7,069,606,456

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31, 2022. There are no investments which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Totals

Registered investment companies	$1,235,704,974	$—	$1,235,704,974
Common collective trusts	—	3,079,073,933	3,079,073,933
Company stock funds	—	1,256,261,263	1,256,261,263
Bond funds	—	113,891,892	113,891,892

Total investments at fair value	$1,235,704,974	$4,449,227,088	$5,684,932,062

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i

Eaton Savings Plan

EIN 34-0196300
Plan Number 055

December 31, 2023

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,	Description of Investment Including
	Borrower, Lessor,	Maturity Date, Rate of Interest,
	or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value

*	Interest in Eaton Savings Trust Master Trust	Master Trust	N/A	$6,893,249,199
*	Interest in Eaton Stable Value Fund - See Footnote 1	Guaranteed Investment Contract	N/A	351,209,279
*	Participant Loans	3.25 - 10.50%; various maturity dates	N/A	67,636,817

				$7,312,095,295
	Footnote 1 - denotes contract value.
*	Party-in-interest to the Plan.